University General Health System, Inc.

7501 Fannin Street

Houston, Texas 77054

(713) 375-7100

April 10, 2013

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mark Brunhofer Senior Staff Accountant Division of Corporation Finance

Re:

University General Health System, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 16, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 14, 2012

File No. 000-54064

Dear Mr. Brunhofer:

As we discussed earlier today, attached are excerpts from the proposed Form 10-Q/A documents we are planning to file in connection with the restatements of our financial statements for the second and third quarters of 2012. Specifically, the attached excerpts relate to (i) our proposed footnote disclosure summarizing the restatements and their impact on our financial statements as required by ASC 250-10-50-7 through ASC 250-10-50-10 and (ii) the proposed disclosure of our reassessments of disclosure controls and procedures in light of the restatements.

We would appreciate your feedback on the attached in advance of filing the amendments next week. In that regard, please call me (713-375-7106) or Mike Griffin (713-375-7005) if you have any questions.

Very Truly Yours,

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.

Securities and Exchange Commission

April 10, 2013

(i)	Our proposed footnote disclosure summarizing the restatements and their impact on our financial statements as required by ASC 250-10-50-7 through ASC 250-10-50-10 as follow:

June 30, 2012 Form 10-Q/A – Restatement Note

The Company is restating its previously issued consolidated financial statements as of June 30, 2012 and for the three and six months ended June 30, 2012 to correct errors in accounting for Series C Variable Rate Convertible Preferred Stock and the related common stock warrants. The errors and accounting treatments are discussed below:

(i)	Restate the accounting of the May 2, 2012 Series C Variable Rate Convertible Preferred Stock and the related common stock warrants; management has identified embedded derivatives within the provisions of the instruments and will record such derivatives at fair market value. The warrants and conversion features related to preferred stock do not have readily determinable fair values and therefore require significant management judgment and estimation. The Company used the Binomial pricing model to estimate the fair value of warrant and preferred stock conversion features at the end of each applicable reporting period. Changes in the fair value of these derivatives during each reporting period are included in the statement of operations. Inputs into the Binomial pricing model require estimates, including such items as estimated volatility of the Company’s stock, risk-free interest rate and the estimated life of the financial instruments being fair valued.

(ii)	The Company issued preferred stock and a common stock warrant, which are classified in temporary equity on the Consolidated Balance Sheets. The preferred stock had similar characteristics of an “Increasing Rate Security” as described by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 5Q, Increasing Rate Preferred Stock. Discounts on the increasing rate preferred stock are amortized over the expected life of the preferred stock (4 years), by charging imputed dividend cost against retained earnings and increasing the carrying amount of the preferred stock by a corresponding amount. The discount at the time of issuance is computed as the present value of the difference between dividends that will be payable in future periods and the dividend amount for a corresponding number of periods, discounted at a market rate for dividend yield on comparable securities. The amortization in each period is the amount which, together with the stated dividend in the period, results in a constant rate of effective cost with regard to the carrying amount of the preferred stock. At issuance, the Company recorded the $5,158,575 derivative liability by allocating $4,701,289 as an expense to other income/expense called “Direct Investor Expense” on the Company’s Consolidated Statement of Operations. In addition, the Company recorded the fair value of the placement warrants ($88,469) as a derivative liability. The company allocated $60,698 of the fair value of the placement warrants to the contra temporary equity account and will accrete the expense to the statement of operations over two years, the remaining $27,771 of the fair value of the placements warrants was expensed at issuance. The Company believes they accounted for these features in accordance with the Derivatives Implementation Group Issue No. B6.

(iii)	Restate our earnings per share disclosures and calculations to accurately reflect the impact of the Series C Variable Rate Convertible Preferred Stock and Warrant issuance.

Securities and Exchange Commission

April 10, 2013

The correction of the errors increased originally reported liabilities by $4.3 liabilities and mezzanine equity by $2.8 million, and decreased originally reported shareholders’ equity by $7.1 million at June 30, 2012. In addition, other expense increased by $0.1 million, direct investor expense increased by $4.7 million, change in fair market value of derivatives increased by $0.9 million, and net income attributable to the Company decreased by $4.0 million for the three and six months ended June 30, 2012. Basic and diluted earnings per share decreased from $0.02 to $0.00 for the three months ended June 30, 2012. Basic earnings per share decreased from $0.02 to $0.01 and diluted earnings per share decreased from $0.02 to $0.00 for the six months ended June 30, 2012.

Securities and Exchange Commission

April 10, 2013

Necessary adjustments to the Company’s Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statements of Cash Flows are summarized in the tables below. The adjustments necessary to correct the errors had no effect on reported cash flow.

The effect of the restatements on the Company’s Consolidated Balance Sheet as of June 30, 2012 is as follows:

	As Previously
	Reported	Adjustments	Restated
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$475,885	$—	$475,885
Accounts receivable, less allowance for doubtful accounts of $10,184,800	17,175,814	—	17,175,814
Inventories	1,878,266	—	1,878,266
Receivables from related parties	1,084,021	—	1,084,021
Prepaid expenses and other assets	1,315,319	—	1,315,319

Total Current Assets	21,929,305	—	21,929,305
Long-Term Assets
Investments in unconsolidated affiliates	767,323	—	767,323
Property, equipment and leasehold improvements, net	66,841,636	—	66,841,636
Intangible assets, net	7,198,000	—	7,198,000
Goodwill	28,900,818	—	28,900,818
Other non-current assets, net	1,883,224	—	1,883,224

Total Long-Term Assets	105,591,001	—	105,591,001

Total Assets	$127,520,306	$—	$127,520,306

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$10,535,040	$50,773	$10,585,813
Payables to related parties	2,089,287	—	2,089,287
Accrued expenses	5,339,916	—	5,339,916
Accrued acquisition cost	521,401	—	521,401
Taxes payable	5,149,799	—	5,149,799
Income tax payable	3,840,809	—	3,840,809
Deferred revenue	248,954	—	248,954
Lines of credit	8,451,025	—	8,451,025
Notes payable, current portion	25,528,386	—	25,528,386
Notes payable to related parties, current portion	2,164,527	—	2,164,527
Capital lease obligations, current portion	4,633,186	—	4,633,186
Capital lease obligations to related party, current portion	253,397	—	253,397
Derivative liability	—	4,242,042	4,242,042

Total Current Liabilities	68,755,727	4,292,815	73,048,542
Long-Term Liabilities
Notes payable, less current portion	13,707,523	—	13,707,523
Notes payable to related parties, less current portion	—	—	—
Capital lease obligations, less current portion	331,153	—	331,153
Capital lease obligations to related party, less current portion	30,671,750	—	30,671,750

Total Long-Term Liabilities	44,710,426	—	44,710,426
Total liabilities	113,466,153	4,292,815	117,758,968
Commitments and contingencies
Series C, convertible preferred stock, $0.001 par value, 20,000,000 shares authorized, 3,808 shares issued and outstanding, ($1,000 stated value)		2,768,428	2,768,428
Shareholders’ Equity (Deficit)
Preferred, par value $0.001, 20,000,000 shares authorized,
Preferred stock Series B—3,000 shares issues and outstanding	3	—	3
Preferred stock Series C, convertible preferred stock—3,808 shares issues and outstanding	4	(4)	—
Common stock, par value $0.001, 480,000,000 shares authorized, 324,326,655 shares issued and outstanding	324,326	—	324,326
Additional paid-in-capital	58,900,069	(3,586,162)	55,313,907
Shareholders’ receivables	(2,409,069)	—	(2,409,069)
Accumulated deficit	(47,883,491)	(3,475,077)	(51,358,568)

Total shareholders’ equity (deficit)	8,931,842	(7,061,243)	1,870,599
Noncontrolling interest	5,122,311	—	5,122,311

Total Equity (Deficit)	14,054,153	(7,061,243)	6,992,910

Total Liabilities and Shareholders’ Equity	$127,520,306	$—	$127,520,306

Securities and Exchange Commission

April 10, 2013

The effect of the restatements on the Company’s Consolidated Statements of Income for the three and six months ended June 30, 2012 is as follows:

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	As Previously			As Previously
	Reported	Adjustments	Restatement	Reported	Adjustments	Restatement
Revenues
Patient service revenues, net of contractual adjustments	$29,309,857	$—	29,309,857	$47,324,501	$—	47,324,501
Provision for doubtful accounts	(2,790,920)	—	(2,790,920)	(4,187,831)	—	(4,187,831)

Net patient service revenue less provision for bad debts	26,518,937	—	26,518,937	43,136,670	—	43,136,670
Senior living revenues	1,908,425	—	1,908,425	3,776,858	—	3,776,858
Support services revenues	395,364	—	395,364	879,064	—	879,064
Other revenues	250,351	—	250,351	367,540	—	367,540

Total revenues	29,073,077	—	29,073,077	48,160,132	—	48,160,132
Operating expenses
Salaries, wages and benefits	8,735,661	—	8,735,661	17,017,652	—	17,017,652
Medical supplies	3,859,736	—	3,859,736	6,791,861	—	6,791,861
Management fees (includes related party fees of $0 for each of the three months ended and $0 and $461,814 for the six months ended)	—	—	—	—	—	—
General and administrative expenses (includes related party expenses of $377,030 and $1,621,953 for the three months ended and $681,643 and $3,369,262 for the six months ended)	7,667,311	—	7,667,311	11,894,814	—	11,894,814
Gain on extinguishment of liabilities	(2,806,787)	—	(2,806,787)	(2,903,526)	—	(2,903,526)
Depreciation and amortization (includes related party expenses of $171,290 for each of the three months ended and $342,580 for each of the six months ended)	1,769,920	—	1,769,920	3,495,093	—	3,495,093

Total operating expenses	19,225,841	—	19,225,841	36,295,894	—	36,295,894

Operating income	9,847,236	—	9,847,236	11,864,238	—	11,864,238
Other income (expense)
Interest expense, net of interest income of $20,000 and $0 for the three months ended and $40,000 and $0 for the six months ended (includes related party interest expense $583,715 and $631,493 for the three months ended and $1,162,750 and $1,288,381 for the six months ended)	(1,385,335)	—	(1,385,335)	(2,823,300)	—	(2,823,300)
Other income (expense)	—	(139,639)	(139,639)	11,583	(139,639)	(128,056)
Direct investor expense	—	(4,701,289)	(4,701,289)	—	(4,701,289)	(4,701,289)
Change in fair market value liability	—	916,533	916,533	—	916,533	916,533

Income (loss) before income tax	8,461,901	(3,924,395)	4,537,506	9,052,521	(3,924,395)	5,128,126
Income tax expense	3,407,131	—	3,407,131	3,506,131	—	3,506,131

Income (loss) before noncontrolling interest	5,054,770	(3,924,395)	1,130,375	5,546,390	(3,924,395)	1,621,995
Net income attributable to noncontrolling interests	30,018	—	30,018	27,835	—	27,835

Net income (loss) attributable to the Company	$5,084,788	$(3,924,395)	$1,160,393	$5,574,225	$(3,924,395)	$1,649,830

Less: Cash dividend-Convertible Preferred C Stock	—	(50,773)	(50,773)	—	(50,773)	(50,773)
Less: Accretion of non-cash dividend-Convertible Preferred C Stock	—	(91,408)	(91,408)	—	(91,408)	(91,408)

Net income attributable to common shareholders	$5,084,788	$(4,066,576)	$1,018,212	$5,574,225	$(4,066,576)	$1,507,649

Net income attributable to common shareholders:
Basic and diluted income per share data
Basic earnings per common share	$0.02		$0.00	$0.02		$0.01

Basic weighted average shares outstanding	309,510,470		309,510,470	296,475,348		296,475,348

Diluted earnings per common share	$0.02		$0.00	$0.02		$0.00

Diluted weighted average shares outstanding	326,817,830		326,819,560	313,782,708		313,784,438

Securities and Exchange Commission

April 10, 2013

The effect of the restatements on the Company’s Consolidated Statements of Cash Flows for the six months ended June 30, 2012 is as follows:

	As Previously
	Reported	Adjustments	Restatement
Cash flows from operating activities:
Net income	$5,546,390	$(3,924,395)	$1,621,995
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,495,093	—	3,495,093
Income tax payable	3,840,809	—	3,840,809
Provision for doubtful accounts	4,187,831	—	4,187,831
Gain on sales of assets	(11,583)	—	(11,583)
Gain on extinguishment of liabilities	(2,903,526)	—	(2,903,526)
Warrants issuance costs	—	139,639	139,639
Direct investor expense	—	4,701,289	4,701,289
Change in fair value of derivative liabilities	—	(916,533)	(916,533)
Net changes in operating assets and liabilities:
Accounts receivable	(10,450,284)	—	(10,450,284)
Related party receivables and payables	(829,058)	—	(829,058)
Inventories	29,911	—	29,911
Prepaid expenses and other assets	357,749	—	357,749
Accounts payable, accrued expenses and taxes payable	(812,429)	—	(812,429)
Deferred revenues	(65,922)	—	(65,922)

Net cash provided by operating activities	2,384,981	—	2,384,981

Cash flows from investing activities:
Additions to property, equipment and leasehold improvements	(1,271,646)	—	(1,271,646)
Investments in unconsolidated affiliates	(80,000)	—	(80,000)

Net cash used in investing activities	(1,351,646)	—	(1,351,646)

Cash flows from financing activities:
Redemption of common stock	—	—	—
Distribution to noncontrolling interests	(172,762)	—	(172,762)
Issuance of common stock	5,033,333	—	5,033,333
Issuance of Series C convertible preferred stock, net issuance costs	2,994,672	—	2,994,672
Borrowings under notes payable	2,033,886	—	2,033,886
Payments on notes payable	(9,293,686)	—	(9,293,686)
Borrowings under notes payable to related party	11,979	—	11,979
Payments on notes payable to related party	(118,913)	—	(118,913)
Payments on capital leases	(1,466,265)	—	(1,466,265)
Payments on capital leases obligation to related party	(117,712)	—	(117,712)

Net cash used in financing activities	(1,095,468)	—	(1,095,468)

Net decrease in cash and cash equivalents	(62,133)	—	(62,133)
Cash and cash equivalents:
Beginning of period	538,018	—	538,018

End of period	$475,885	$—	$475,885

Supplemental disclosures of cash flow information:
Interest paid	$3,109,608	$—	$3,109,608
Income taxes paid	$383,434	$—	$383,434
Supplemental noncash investing activities:
Property and equipment additions financed	$819,236	$—	$819,236
Supplemental noncash financing activities:
Exchange of debt for common stock	$—	$—	$—
Issuance of common stock	$710,000	$—	$710,000
Issuance of common stock to affiliate for termination of service agreement	$—	$—	$—
Transfer of related party debt to third party debt	$2,510,836	$—	$2,510,836
Noncash consideration paid for acquisitions	$7,653,876	$—	$7,653,876

Securities and Exchange Commission

April 10, 2013

September 30, 2012 Form 10-Q/A – Restatement Note

The Company is restating its previously issued consolidated financial statements as of September 30, 2012 and for the three and nine months ended September 30, 2012 to correct errors in accounting for Series C Variable Rate Convertible Preferred Stock and the related common stock warrants. The errors and accounting treatments are discussed below:

i)	We issued preferred stock and a common stock warrant, which are classified in temporary equity on the Consolidated Balance Sheets. The preferred stock had similar characteristics of an “Increasing Rate Security” as described by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 5Q, Increasing Rate Preferred Stock. Discounts on the increasing rate preferred stock are amortized over the expected life of the preferred stock (4 years), by charging imputed dividend cost against retained earnings and increasing the carrying amount of the preferred stock by a corresponding amount. The discount at the time of issuance is computed as the present value of the difference between dividends that will be payable in future periods and the dividend amount for a corresponding number of periods, discounted at a market rate for dividend yield on comparable securities. The amortization in each period is the amount which, together with the stated dividend in the period, results in a constant rate of effective cost with regard to the carrying amount of the preferred stock. At issuance, the Company recorded the $5,158,575 derivative liability by allocating $4,701,289 as an expense to other income/expense called “Direct Investor Expense” on the Company’s Consolidated Statement of Operations. In addition, the Company recorded the fair value of the placement warrants ($88,469) as a derivative liability. The company allocated $60,698 of the fair value of the placement warrants to the contra temporary equity account and will accrete the expense to the statement of operations over two years, the remaining $27,771 of the fair value of the placements warrants was expensed at issuance. The Company believes they accounted for these features in accordance with the Derivatives Implementation Group Issue No. B6. During September 30, 2012, the Company recorded additional $857,674 to Direct Investor Expense due to greenshoe exercises.

ii)	Restate our earnings per share disclosures and calculations to accurately reflect the impact of the Series C Variable Rate Convertible Preferred Stock and Warrant issuance.

The correction of the errors decreased originally reported assets by $0.3 million and mezzanine equity by $0.6 million, and increased originally reported shareholders’ equity by $0.3 million at September 30, 2012. In addition, other expense increased by $0.3 million, direct investor expense increased by $0.9 million, derivative expense decreased by $0.6 million, and net income attributable to the Company decreased by $0.6 million for the three months ended September 30, 2012. For the nine months ended September 30, 2012, other expense increased by $0.4 million, direct investor expense increased by $5.5 million, derivative expense decreased by $1.7 million and net income attributable to the Company decreased by $4.2 million. Basic and diluted earnings per share remained unchanged at $0.01 for both the three and nine months ended September 30, 2012.

Securities and Exchange Commission

April 10, 2013

Necessary adjustments to the Company’s Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statements of Cash Flows are summarized in the tables below. The adjustments necessary to correct the errors had no effect on reported cash flow.

The effect of the restatements on the Company’s Consolidated Balance Sheet as of September 30, 2012 is as follows:

	As of September 30, 2012
	As Previously Reported	Adjustments	Restated
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$5,342,072	$—	$5,342,072
Accounts receivable, less allowance for doubtful accounts of $13,692,865	23,442,899	—	23,442,899
Inventories	1,493,096	—	1,493,096
Receivables from related parties	—	—	—
Prepaid expenses and other assets	3,997,465	(84,323)	3,913,142

Total Current Assets	34,275,532	(84,323)	34,191,209
Long-Term Assets
Investments in unconsolidated affiliates	847,323	—	847,323
Property, equipment and leasehold improvements, net	67,993,247	—	67,993,247
Intangible assets, net	6,282,500	—	6,282,500
Goodwill	28,974,185	—	28,974,185
Other non-current assets, net	2,304,228	(168,647)	2,135,581

Total Long-Term Assets	106,401,483	—	106,232,836

Total Assets	$140,677,015	$(252,970)	$140,424,045

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$10,032,820	$—	$10,032,820
Payables to related parties	2,155,945	—	2,155,945
Accrued expenses	4,226,512	—	4,226,512
Accrued acquisition cost	521,401	—	521,401
Taxes payable	3,640,381	—	3,640,381
Income tax payable	6,112,440	—	6,112,440
Deferred revenue	264,705	—	264,705
Lines of credit	—	—	—
Notes payable, current portion	21,483,002	—	21,483,002
Notes payable to related parties, current portion	2,170,143	—	2,170,143
Capital lease obligations, current portion	2,491,850	—	2,491,850
Capital lease obligations to related party, current portion	257,713	—	257,713
Derivative liability	10,569,206	—	10,569,206

Total Current Liabilities	63,926,118	—	63,926,118
Long-Term Liabilities
Lines of credit, less current portion	12,269,000	—	12,269,000
Notes payable, less current portion	21,342,197	—	21,342,197
Notes payable to related parties, less current portion	—	—	—
Capital lease obligations, less current portion	240,945	—	240,945
Capital lease obligations to related party, less current portion	30,609,920	—	30,609,920

Total Long-Term Liabilities	64,462,062	—	64,462,062
Total Liabilities	128,388,180	—	128,388,180
Commitments and contingencies
Series C, convertible preferred stock, $0.001 par value, 20,000,000 shares authorized, 4,200 shares issued and outstanding, ($1,000 stated value)	3,797,633	(576,650)	3,220,983
Shareholders’ Equity and (Deficit)
Preferred, par value $0.001, 20,000,000 shares authorized, Preferred stock Series B—3,000 shares issued and outstanding	3	—	3
Common stock, par value $0.001, 480,000,000 shares authorized, 325,654,031 shares issued and outstanding	325,653	—	325,653
Additional paid-in-capital	55,178,809	315,204	55,494,013
Shareholders’ receivables	(2,429,069)	—	(2,429,069)
Accumulated deficit	(49,677,189)	8,476	(49,668,713)

Total shareholders’ equity	3,398,207	323,680	3,721,887
Noncontrolling interest	5,092,995	—	5,092,995

Total equity	8,491,202	323,680	8,814,882

Total Liabilities and Shareholders’ Equity	$140,677,015	$(252,970)	$140,424,045

Securities and Exchange Commission

April 10, 2013

The effect of the restatements on the Company’s Consolidated Statements of Income for the three and nine months ended September 30, 2012 is as follows:

	Three Months Ended September 30, 2012			Nine Months Ended September 30, 2012
	As Previously			As Previously
	Reported	Adjustments	Restatement	Reported	Adjustments	Restatement
Revenues
Patient service revenues, net of contractual adjustments	$35,351,438	$—	35,351,438	$82,675,939	$—	82,675,939
Provision for doubtful accounts	(3,494,644)	—	(3,494,644)	(7,682,475)	—	(7,682,475)
Net patient service revenue less provision for bad debts	31,856,794	—	31,856,794	74,993,464	—	74,993,464

Senior living revenues	1,969,785	—	1,969,785	5,746,643	—	5,746,643
Support services revenues	702,542	—	702,542	1,581,606	—	1,581,606
Other revenues	1,491,270	—	1,491,270	1,858,810	—	1,858,810

Total revenues	36,020,391	—	36,020,391	84,180,523	—	84,180,523
Operating expenses
Salaries, wages and benefits	10,448,799	—	10,448,799	27,466,450	—	27,466,450
Medical supplies	4,820,777	—	4,820,777	11,612,638	—	11,612,638
Management fees (includes related party fees of $0 for each of the three months ended and $0 and $461,814 for the nine months ended)	—	—	—	—	—	—
General and administrative expenses (includes related party expenses of $372,697 and $1,434,662 for the three months ended and $1,054,340 and $4,129,789 for the nine months ended)	7,222,741	—	7,222,741	19,117,554	—	19,117,554
Gain on extinguishment of liabilities	(618,353)	—	(618,353)	(3,521,879)	—	(3,521,879)
Depreciation and amortization (includes related party expenses of $171,290 for each of the three months ended and $513,870 for each of the nine months ended)	2,443,747	—	2,443,747	5,938,840	—	5,938,840

Total operating expenses	24,317,711	—	24,317,711	60,613,603	—	60,613,603

Operating income	11,702,680	—	11,702,680	23,566,920	—	23,566,920
Other income (expense)
Interest expense, net of interest income of $20,000 each of the three months ended and $60,000 each for the nine months ended (includes related party interest expense $571,394 and $641,293 for the three months ended and $1,734,144 and $1,815,568 for the nine months ended)	(1,363,821)	—	(1,363,821)	(4,187,121)	—	(4,187,121)
Other income	—	(252,970)	(252,970)	11,583	(392,609)	(381,026)
Direct investor expense	—	(857,674)	(857,674)	—	(5,558,963)	(5,558,963)
Derivative expense	(508,681)	508,681	—	(1,770,787)	1,770,787	—
Change in fair market value of derivatives	(5,173,513)	—	(5,173,513)	(4,256,980)	—	(4,256,980)

Income before income tax	4,656,665	(601,963)	4,054,702	13,363,615	(4,180,785)	9,182,830
Income tax expense	2,271,631	—	2,271,631	5,777,762	—	5,777,762

Income before noncontrolling interest	2,385,034	(601,963)	1,783,071	7,585,853	(4,180,785)	3,405,068
Net income (loss) attributable to noncontrolling interests	212,131	—	212,131	239,966	—	239,966

Net income attributable to the Company	$2,597,165	$(601,963)	$1,995,202	$7,825,819	$(4,180,785)	$3,645,034

Less: Cash Dividend-Convertible Preferred C Stock	(129,547)	76,160	(53,387)	(129,547)	76,160	(53,387)
Less: Accretion non-cash dividend-Convertible Preferred C Stock	(504,946)	359,384	(145,562)	(4,349,980)	4,113,101	(236,879)

Net income attributable to common shareholders	$1,962,672	$(166,419)	$1,796,253	$3,346,292	$8,476	$3,354,768

Basic and diluted income per share data:
Basic earnings per common share	$0.01		$0.01	$0.01		$0.01

Basic weighted average shares outstanding	325,144,781		325,144,781	306,101,581		306,101,581

Diluted earnings per common share	$0.01		$0.01	$0.01		$0.01

Diluted weighted average shares outstanding	364,932,417		346,557,557	345,889,217		325,967,397

Securities and Exchange Commission

April 10, 2013

The effect of the restatements on the Company’s Consolidated Statements of Cash Flows for the nine months ended September 30, 2012 is as follows:

	As Previously
	Reported	Adjustments	Restated
Cash flows from operating activities:
Net income	$7,585,853	$(4,180,785)	$3,405,068
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,938,840	—	5,938,840
Provision for doubtful accounts	7,682,475	—	7,682,475
Gain on sales of assets	(11,583)	—	(11,583)
Gain on extinguishment of liabilities	(3,521,879)	—	(3,521,879)
Warrants issuance costs	—	392,609	392,609
Derivative expense	1,770,787	(1,770,787)	—
Direct investor expense	—	5,558,963	5,558,963
Change in fair market value of derivatives	4,256,980	—	4,256,980
Net changes in operating assets and liabilities:
Accounts receivable	(20,212,013)		(20,212,013)
Related party receivables and payables	321,621	—	321,621
Inventories	415,081	—	415,081
Prepaid expenses and other assets	(2,033,897)	—	(2,033,897)
Accounts payable, accrued expenses and taxes payable	2,750,062	—	2,750,062
Deferred revenues	(50,171)	—	(50,171)

Net cash provided by (used in) operating activities	4,892,156	—	4,892,156

Cash flows from investing activities:
Additions to property, equipment and leasehold improvements	(2,009,359)		(2,009,359)
Cash (used in) acquired in connection with acquisition	(222,594)	—	(222,594)
Investments in unconsolidated affiliates	(160,000)	—	(160,000)

Net cash used in investing activities	(2,391,953)	—	(2,391,953)

Cash flows from financing activities:
Redemption of common stock	—	—	—
Distribution to noncontrolling interests	(172,762)	—	(172,762)
Issuance of common stock	5,195,827	—	5,195,827
Cash dividends paid	(76,160)	—	(76,160)
Issuance of Series C convertible preferred stock, net issuance costs	3,344,669	—	3,344,669
Proceeds from revolving credit facility borrowings	12,269,000	—	12,269,000
Payments of revolving credit facility borrowings	(8,451,025)	—	(8,451,025)
Borrowings under notes payable	8,122,781	—	8,122,781
Payments on notes payable	(13,155,873)	—	(13,155,873)
Payment on debt issuance costs	(798,251)	—	(798,251)
Borrowings under notes payable to related party	43,685	—	43,685
Payments on notes payable to related party	(145,003)	—	(145,003)
Payments on capital leases	(3,697,810)	—	(3,697,810)
Payments on capital leases obligation to related party	(175,227)	—	(175,227)

Net cash provided by financing activities	2,303,851		2,303,851

Net increase (decrease) in cash and cash equivalents	4,804,054	—	4,804,054
Cash and cash equivalents:
Beginning of period	538,018	—	538,018

End of period	$5,342,072	$—	$5,342,072

Supplemental disclosures of cash flow information:
Interest paid	$4,690,494	$—	$4,690,494
Income taxes paid	$383,434	$—	$383,434
Supplemental noncash investing activities:
Property and equipment additions financed	$819,236	$—	$819,236
Supplemental noncash financing activities:
Exchange of debt for common stock	$—	$—	$—
Issuance of common stock	$670,000	$—	$670,000
Issuance of common stock to affiliate for termination of service agreement	$—	$—	$—
Transfer of related party debt to third party debt	$2,510,836	$—	$2,510,836
Noncash consideration paid for acquisitions	$7,789,624	$—	$7,789,624

Securities and Exchange Commission

April 10, 2013

(ii)	The proposed disclosure of our reassessments of disclosure controls and procedures in light of the restatements.

ITEM 4.	CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (1) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure; and (2) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Based on the evaluation described above, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were ineffective as of _________, 2012. The material weaknesses relate to inadequate staffing within our accounting department, lack of consistent policies and procedures within our newly formed operating segments, and inadequate monitoring of controls, including our lack of an audit committee.

(b) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management concluded that as of             , 2012, it had material weaknesses in its internal control procedures.

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis. As of                     , we have concluded that our internal control over financial reporting was ineffective. The Company’s assessment identified certain material weaknesses which are set forth below:

Analysis of Complex Financial Instruments, and Application of US GAAP

During the quarters ended                     , and                     , the Company entered sold and issued preferred stock. The instruments contained complex features that management failed to properly account for in accordance with US GAAP. This material weakness not only caused major delays in both the monthly and quarter close process, but also resulted in misstatements to our previously filed financial statements.

We are committed to improving our financial organization. As part of this commitment, we have engaged third party resources with technical accounting expertise within the accounting function to assist with the monitoring and review application of US GAAP and SEC disclosure requirements.

In addition, Management believes that preparing and implementing sufficient written policies and checklists will remedy the material weaknesses pertaining to insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Planned Remediation Efforts to Address Material Weakness

To mitigate these weaknesses, we are in the process of implementing an on-going process of designing and implementing controls to correct identified internal control deficiencies and conducting ongoing evaluations to ensure all deficiencies have been identified. We believe that after a sufficient period of operation of the controls implemented to remediate the control deficiencies.